
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


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(Check one): Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q <u>X</u> Form N-SAR __ Form N-CSR __

 For Period Ended: June 30, 2005

   Transition Report on Form 10-K

   Transition Report on Form 20-F

   Transition Report on Form 11-K

   Transition Report on Form 10-Q

   Transition Report on Form N-SAR

 For the Transition Period Ended: _____


Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PDC 2001-A Limited Partnership

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Full Name of Registrant

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Former Name if Applicable

103 East Main Street

Address of Principal Executive Office *(Street and Number)*

Bridgeport, WV 26330

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)   The Registrant files this report for a 5 calendar day extension, from August 15 to August 22, 2005, for filing its Quarterly Report on Form 10-Q for the period ended June 30, 2005. The Registrant will not file its Form 10-Q by August 15, 2005. Additional time is needed to complete the preparation and review by its independent auditors of the Registrant's financial statements. The Registrant anticipates that it will be able to file its complete Quarterly Report on Form 10-Q by August 22, 2005.

SEC 1344 (07-03)   **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

WSH\133778.1

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Darwin L. Stump   304   842-3597

(Name)   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes <u>X</u> No __

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes __   No <u>X</u>

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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PDC 2001-A Limited Partnership
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>August 12, 2005</u>   By <u>/s/ Darwin L. Stump</u>

                                        Darwin L. Stump, Chief Financial Officer
                                        of the Managing General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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